DANIEL M. MILLER Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com
November 20, 2017

Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 USA Attention: Chris Edwards, Office of Healthcare and Insurance

Re:    Arbutus Biopharma Corp.
Preliminary Proxy Statement on Schedule 14A
Filed November 2, 2017
File No. 001-34949

Dear Sirs and Mesdames:

On behalf of our client, Arbutus Biopharma Corp. (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s response to the Staff’s letter of comments, dated November 16, 2017 (the “Comment Letter”), in respect of the above noted filing (the “Proxy Statement”). The Company’s response below is keyed to the heading and comment number contained in the Comment Letter.
Preliminary Proxy Statement on Schedule 14A
General

1.
We note that you are requesting shareholder approval of the issuance of a material amount of senior securities. Please advise why you have not provided the information responsive to Item 13(a) of Schedule 14A. See Item 11(e) and instruction 1 to Item 13 of Schedule 14A.

The information responsive to Item 13(a) of Schedule 14A has been included in or incorporated by reference into the Proxy Statement, a revised version of which is being filed concurrently herewith.

U.S. Securities and Exchange Commission
November 20, 2017

Notwithstanding the foregoing, the Company respectfully advises the Staff that the Company believes such information is not required to be included in the Proxy Statement, pursuant to the exception contained in Instruction 1 to Item 13 of Schedule 14A.
The Company has also made certain other revisions and updates to the information contained in the Proxy Statement.

* * *

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (604) 630-5199. You also may email me at miller.dan@dorsey.com or fax me at (604) 687-8504.

Yours truly,
/s/ Daniel M. Miller
Daniel M. Miller
cc:    Bruce G. Cousins
     Arbutus Biopharma Corp.
R. Hector MacKay-Dunn
        Farris, Vaughan, Wills & Murphy LLP